FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of October, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X          Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR 3RD QUARTER AND 1ST NINE MONTHS OF 2003. Dated October 20, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 Radcom Ltd.
                                                 (Registrant)

Dated: October 22, 2003                          By: /s/David Zigdon
                                                     --------------
                                                     David Zigdon
                                                     Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR 3RD QUARTER AND 1ST NINE MONTHS OF 2003. Dated October 20, 2003.

                                  EXHIBIT 10.1


Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com


                   RADCOM REPORTS RESULTS FOR 3RD QUARTER AND
                             1ST NINE MONTHS OF 2003

    -- Sales of Breakthrough Cellular Performer Boost Revenues Another 28% --


TEL-AVIV, Israel--October 20, 2003-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced financial results for the third quarter and nine months ended September 30, 2003.

Results of the Third Quarter
         Revenues for the third quarter of 2003 were $3,121,000, an increase of 28% compared to $2,436,000 in the second quarter of 2003. Revenues for the third quarter of 2002 were $3,502,000.

         Net loss for the third quarter of 2003 decreased to $(1,014,000), or $(0.10) per ordinary share, compared to $(1,680,000), or $(0.16) per share for the second quarter of 2003. Net loss for the third quarter of 2002 was $(852,000), or $(0.08) per share.

Results of the First Nine Months
         Revenues for the nine months ended September 30, 2003 were $7,157,000 compared to $11,004,000 for the first nine months of 2002. Net loss for the nine months ended September 30, 2003 was $(5,874,000), or $(0.56) per ordinary share, compared to $(3,631,000), or $(0.35) per ordinary share, for the parallel period of 2002.

Comments of Management
         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "We are pleased to report another quarter of revenue growth, mainly through increased sales of our Cellular Performer. The product's GEAR-chip-based hardware platform is proving to be unique in the marketplace, giving it versatility and a significant technological barrier-of-entry. We are working to take full advantage of the product's value for both cellular equipment vendors and service providers with the goal of increasing its market penetration and transforming initial sales into long-term global sales agreements.


RADCOM REPORTS/2


         "In parallel, sales of the VoIP Performer and Omni-Q remained steady during the quarter. Taken as a whole, converged network solutions now account for more than 60% of our revenues, confirming our strategic course. Though the market remains cautious and volatile, investment in converged and wireless services has begun to rise, a development that is playing to our strengths."


         A teleconference to discuss the quarter will be held today, October 20, 2003, at 9:00 a.m. Eastern Time. To participate, please call 1-800-450-0785 from the U.S., or +1-612-332-0819 from international locations, approximately five minutes before the call is scheduled to begin. A replay of the call will be available from 10:10 AM Eastern Time on October 20th until midnight October 27th. To access the replay, please call 1-800-475-6701 from the U.S., or +1-320-365-3844 from international locations, and use the access code 701333. You can also listen to the conference call online at www.radcom.com.


                                       ###


RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in comprehensive performance measurement and voice quality management systems for VoIP and cellular converged networks as well as in a line of high quality, integrated, multitechnology WAN/LAN/ATM test solutions. For more information, please visit www.RADCOM.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.



RADCOM REPORTS/3
                                                      RADCOM Ltd.
                                         Consolidated Statements of Operations

                                    (1000's of U.S. dollars, except per share data)
                                                   Three months ended                         Nine months ended
                                                      September 30,                             September 30,


                                                2003                   2002                2003               2002
                                         --------------------     ---------------     ---------------    ---------------
                                             (unaudited)           (unaudited)         (unaudited)       (unaudited)
(unaudited)
                                         --------------------     ---------------     ---------------    ---------------

Sales                                                $ 3,121            $  3,502            $  7,157           $ 11,004

Cost of  sales                                         1,106               1,191               3,753              3,744
                                         --------------------     ---------------     ---------------    ---------------
Gross profit                                           2,015               2,311                3,404             7,260



Research and development, gross                        1,431               1,506               4,334              4,888

Less - royalty-bearing participation                     499                 653               1,506              1,603
                                         --------------------     ---------------     ---------------    ---------------
Research and development, net                            932                 853               2,828              3,285


Sales and marketing                                    1,733               1,933               5,340              6,469

General and administrative                               389                 426               1,181              1,315
                                         --------------------     ---------------     ---------------    ---------------

Total operating expenses                               3,054               3,212               9,349             11,069
                                         --------------------     ---------------     ---------------    ---------------
Operating loss                                       (1,039)               (901)              (5,945)            (3,809)


Financing income, net                                     25                  49                  71                178
                                         --------------------     ---------------     ---------------    ---------------
Net loss                                             (1,014)               (852)             (5,874)             (3,631)

                                         ====================     ===============     ===============    ===============
Basic loss per ordinary share                       $ (0.10)            $ (0.08)            $ (0.56)      $     (0.35)
                                         ====================     ===============     ===============    ===============
Weighted average number of                        10,492,050          10,492,050          10,492,050         10,492,050
    Ordinary  shares (basic)



                                                (Additional table to follow)



  RADCOM REPORTS/4
                                                  RADCOM Ltd.
                                          Consolidated Balance Sheets
                                            (1000's of U.S. dollars)
                                                                             As of                        As of
                                                                  September 30, 2003          December 31, 2002

                                                                         (unaudited)                   (audited)



  Current Assets

       Cash and cash equivalents                                              5,927                      7,207

       Short-term bank deposits                                                   -                      3,006
       Trade receivables, net                                                 3,055                      2,983
       Inventories and inventory prepayments                                  1,622                      2,182
       Other current assets                                                     352                        601
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------
  Total Current Assets                                                       10,956                     15,979
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------

  Assets held for severance benefits                                          1,358                      1,187
                                                        ----------------------------   ------------------------

  Property and equipment, net                                                 1,632                      2,263
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------

  Total Assets                                                               13,946                     19,429
                                                        ============================   ========================
                                                        ============================   ========================

  Liabilities and Shareholders' Equity
  Current Liabilities
       Trade payables                                                           947                      1,276
       Other payables and accrued expenses                                    4,398                      3,996
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------
  Total Current Liabilities                                                   5,345                      5,272
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------


  Liability for employees severance pay benefits                              2,052                      1,813
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------

  Total Liabilities                                                           7,397                      7,085
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------

  Shareholders' Equity
       Share capital                                                             57                         57
       Additional paid-in capital                                            38,225                     38,146
       Accumulated deficit                                                 (31,733)                   (25,859)
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------
  Total Shareholders' Equity                                                  6,549                     12,344
                                                        ----------------------------   ------------------------
                                                        ----------------------------   ------------------------

  Total Liabilities and Shareholders' Equity                                 13,946                     19,429
                                                        ============================   ========================


